ARGENTEX MINING CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

At April 30, 2015 and January 31, 2015 and
for the Three Months Ended April 30, 2015 and 2014

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The accompanying unaudited condensed interim consolidated financial statements for the three months ended April 30, 2015 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

		April 30,	January 31,
		2015	2015
	Note	(Unaudited)

ASSETS

Current
Cash and cash equivalents	2	$405,175	$590,925
Short-term investments	2,4	378,677	477,606
Receivables		9,970	4,848
Prepaid expenses and deposits		30,505	41,647

Total current assets		824,327	1,115,026

Property and equipment	5	294,255	307,022

Mineral property interest	6	815,000	815,000

Total assets		$1,933,582	$2,237,048

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$80,775	$127,696
Due to related parties	9	17,578	15,910

Total current liabilities		98,353	143,606

Long term debt	8	26,752	28,546

Total liabilities		125,105	172,152

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding Common stock, no par value, umlimited authorized Share capital - 88,941,317 and 88,941,317 issued and outstanding	10	39,236,683	39,236,683
Additional paid-in capital		7,686,531	7,679,696
Accumulated deficit		(45,059,423)	(44,788,174)
Accumulated other comprehensive loss		(55,314)	(63,309)

Total stockholders' equity		1,808,477	2,064,896

Total liabilities and stockholders' equity		$1,933,582	$2,237,048

Going concern	3
Subsequent events	13

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director (Chairman of Audit Committee)	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
LOSS
(Stated in U.S. Dollars)
(Unaudited)

		For the Three Months
		Ended April 30,
	Note	2015	2014

Expenses

Consulting	9	$85,375	$142,740
Depreciation		12,767	14,228
Director fees	9	18,824	27,245
Foreign exchange loss		18,676	5,326
Mineral property interests	6	25,302	196,051
Office and sundry		13,279	18,705
Professional		24,050	51,146
Rent		14,435	13,189
Salaries and benefits	9	69,850	81,636
Shareholder and investor relations		3,877	7,808
Tax (recovery) on Argentine bank transactions and on assets		(6,322)	11,905
Transfer agent and filing		7,052	4,358
Travel		2,906	12,635

Loss before other items:		(290,071)	(586,972)

Interest income		212	1,359
Miscellaneous income		-	17,097
Gain (loss) on short-term investments		20,173	(16,347)
Interest recovery (expense)		763	(16,494)

Net loss for the period before income taxes		(268,923)	(601,357)

Income tax expense		2,326	24,703

Net loss for the period		(271,249)	(626,060)

Other comprehensive loss
Unrealized gain on foreign exchange translation		7,995	4,424

Comprehensive loss for the period		$(263,254)	$(621,636)

Net loss per share - basic and diluted		$(0.00)	$(0.01)

Weighted average number of shares outstanding - basic and diluted		88,941,317	88,610,996

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED APRIL 30, 2015 AND April 30, 2014
(Stated in U.S. Dollars)
(Unaudited)

	Common Stock
					Accumulated	Total
			Additional		Other	Stockholders’
	Number of	Share	Paid-in	Accumulated	Comprehensive	Equity
	Shares	Capital	Capital	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2015	88,941,317	$39,236,683	$7,679,696	$(44,788,174)	$(63,309)	$2,064,896
Net loss for the period	-	-	-	(271,249)	-	(271,249)
Stock-based compensation			6,835			6,835
Foreign currency translation gain	-	-	-	-	7,995	7,995

Balance at April 30, 2015	88,941,317	$39,236,683	$7,686,531	$(45,059,423)	$(55,314)	$1,808,477

Balance at January 31, 2014	87,992,975	$39,005,790	$7,910,589	$(43,132,950)	$(43,027)	$3,740,402
Partial conversion of convertible debenture	948,342	230,893	(230,893)	-	-	-
Net loss for the period	-	-	-	(626,060)	-	(626,040)
Foreign currency translation gain	-	-	-	-	4,424	4,424

Balance at April 30, 2014	88,941,317	$39,236,683	$7,679,696	$(43,759,010)	$(38,603)	$3,118,766

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Three Months Ended
	April 30
	2015	2014

Cash used in operating activities
Net loss	$(271,249)	$(626,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	12,767	14,228
Stock-based compensation	6,835	-
Miscellaneous income	-	(17,097)
Non-cash interest and penalties	108	16,462
(Gain) loss on sale of short-term investments	(15,042)	16,347
Changes in operating assets and liabilities:
Receivables	(5,122)	(1,911)
Prepaid expenses and deposits	11,142	16,230
Accounts payable and accrued liabilities	(46,921)	33,439
Due to related parties	1,668	(65,022)

Net cash used in operating activities	(305,814)	(613,384)

Cash flows from (used in) investing activities
Issuance of loan
Receipt of loan repayment and applicable taxes	-	277,097
Purchase of short-term investments	-	(875,655)
Proceeds on sale/redemption of short-term investments	107,151	31,133

Net cash used in investing activities	107,151	(567,425)

Effects of foreign currency exchange	12,913	(2,978)

Increase (decrease) in cash during the period	(185,750)	(1,183,787)

Cash and cash equivalents, beginning of period	590,925	2,615,966

Cash and cash equivalents, end of period	$405,175	$1,432,179

Supplemental disclosures
Cash paid (received) paid during the period for:
Taxes	$13,856	$17,785
Interest	$28,478	$(516)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$230,893

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Basis of Presentation and Principles of Consolidation

These condensed interim consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The condensed interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in accourding with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to the Company’s audited January 31, 2015 Financial Statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the three months ended April 30, 2015 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2016. These unaudited condensed interim consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s audited financial statements for the year ended January 31, 2015.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2015 are summarized below.

Recently Adopted Accounting Pronouncements

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Unless otherwise discussed, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents, investments with initial maturities of more than three months and investments held for sale to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and losses and fair value by significant investment category recorded as cash and cash equivalents and short-term investments as of April 30, 2015 and January 31, 2015:

April 30, 2015

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents/ Short-term investments
Level 1:	Cash	$ 405,175	$ -	$ 405,175	$ 405,175
Level 1:	Short-term investments	$ 371,803 (1)	$ 6,874	$ 378,677	$ 378,677

(1)	Includes an unrealized gain of $47,479 and an unrealized foreign exchange loss of $40,605.

January 31, 2015

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 590,921	$ 4	$ 590,925	$ 590,925
Level 1:	Short-term investments	$ 475,923 (2)	$ 1,683	$ 477,606	$ 477,606

(2)	Includes an unrealized loss of $40,665 and a foreign exchange loss of $38,982.

The Company’s cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the period.

NOTE 3 – GOING CONCERN

These interim condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $725,974, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $45,059,423. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 3 – GOING CONCERN, continued

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the condensed interim consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

NOTE 4 – SHORT-TERM INVESTMENTS

Short-term investments include trading securities which consist of investments in mutual funds issued by major financial institutions with the intention of selling them in the short term. As of April 30, 2015, the Company held mutual funds valued at $378,677 ($3,374,009 Argentine pesos).

NOTE 5 – PROPERTY AND EQUIPMENT

		April 30, 2015
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$95,862	$199,099
Equipment	187,199	111,683	75,516
Furniture and fixtures	19,185	13,100	6,085
Computer equipment	60,073	46,518	13,555
	$561,418	$267,163	$294,255

		January 31, 2015
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$88,489	$206,472
Equipment	187,199	107,708	79,491
Furniture and fixtures	19,185	12,780	6,405
Computer equipment	60,073	45,419	14,654
	$561,418	$254,396	$307,022

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – MINERAL PROPERTY INTERESTS

a)	Pingüino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pingüino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $830,000 (CDN$1,000,000) or all of the royalty for approximately $1,658,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $830,000 (CDN$1,000,000) or all of the royalty for $1,658,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – MINERAL PROPERTY INTERESTS, continued

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

		Three months ended
		April 30,
		2015	2014

Pinguino:
Assaying, testing and analysis	$		$18,866
Camp and supplies		4,463	33,472
Claim maintenance		8,483	24,192
Engineering		-	31,495
Environmental		784	281
Geological and geophysical		-	33,686
Metallurgical		-	1,205
Salaries and benefits		4,062	45,983
Travel and accommodation		-	3,849
		17,792	193,029

Condor:
Claim maintenance		3,056	117
Geological and geophysical		2,199	-
		5,255	117

Contreras and other Santa Cruz:
Claim maintenance		-	476
Geological and geophysical		1,003	-
		1,003	476

Rio Negro:
Camp and supplies		-	9
Claim maintenance		152	221
Geological and geophysical		1,100	-
		1,252	230

British Columbia Claims and other:		-	2,199
		$25,302	$196,051

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30,	January 31,
	2014	2015

Accounts payable	$39,088	$34,956
Accrued professional fees	9,533	20,847
Accrued liabilities	8,176	8,206
Accrued taxes and related interest	23,978	63,687

	$80,775	$127,696

NOTE 8 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso since since the date the Company elected to pay in installments, the non-current portion as at April 30, 2015 is approximately $26,752 (January 31, 2015 - $28,546). The current portion in the amount of $3,777 as at April 30, 2015 (January 31, 2015 - $3,893) is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

NOTE 9 – RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the three month periods ended April 30, 2014 and April 30, 2013 are as follows:

	2015	2014
Director fees	$18,824	$27,245
Consulting	38,492	57,495
Salaries and benefits	53,307	64,396

	$110,623	$149,136

As at April 30, 2015 the Company owed directors and officers $17,578 (January 31, 2015 - $15,910). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay to him an annual salary of approximately $250,000 plus benefits., including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary.

During the three month period ended April 30, 2015, the Company paid or accrued its President and CEO salary and benefits of $53,307 (April 30, 2014 - $64,396). At April 30, 2015 and January 31, 2015, the Company accrued $6,830 and $7,299 related to this employment agreement.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – RELATED PARTY TRANSACTIONS, continued

b)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective January 1, 2013, the consulting agreement automatically renewed for one year. On October 1, 2014, but with effect from January 1, 2014, the Company revised and renewed its independent contractor agreement with a company controlled by the Company’s Chief Financial Officer.

During the three months ended April 30, 2015, the Company paid or accrued consulting fees of $38,492 (April 30, 2014 - $43,032) related to this consulting agreement. At April 30, 2015 and January 31, 2015, the Company was indebted in the respective amounts of $10,748 and $8,611 related to this consulting agreement.

c)

During the three months ended April 30, 2015, the Company incurred consulting fees of $nil (April 30, 2014 - $14,464) related to a consulting agreement with a company controlled by the Company’s former Executive Vice President of Corporate Development. At April 30, 2015 and January 31, 2015, the Company was indebted in the respective amounts of $nil and $nil related to this consulting agreement.

d)

During the three months ended April 30, 2015, the Company paid aggregate director fees of $11,989 to three independent directors and recorded stock based compensation of $6,835 related to stock options granted to three independent directors (April 30, 2014 - $27,245 paid to six independent directors and $nil stock based compensation). At April 30, 2015 and January 31, 2015, the Company was not indebted to any of it’s directors.

NOTE 10 – CAPITAL STOCK

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise Price
	Warrants

Balance at January 31, 2014	18,962,535	0.74
Issued	474,171	0.36
Balance at April 30, 2014, January 31, 2015 and April 30, 2015	19,436,706	$0.67

At April 30, 2015, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
warrants	Price	Expiry Date

10,804,706	$0.94 (C$1.14)	October 26, 2015
8,632,000	$0.33 (C$0.40)	July 2, 2018
19,436,706

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – CAPITAL STOCK, continued

Stock Options

On February 25, 2015 the Company granted stock options to purchase an aggregate of 900,000 shares of its common stock. All options were granted with an exercise price of $0.04 (CDN$0.05) per share, for a three (3) year term expiring February 24, 2015. These options vested immediately. The fair value of these stock options was valued at $6,835 at the date of grant using the Black Scholes pricing model with the following assumptions:

Risk free interest rate	0.45%;
Expected life of the options	3 years
Annualized volatility	106%
Dividend rate	0%

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at April 30, 2014	4,265,500	$0.49
Expired	(260,000)	0.81
Balance at January 31, 2015	4,005,000	0.41
Granted	900,000	0.04
Expired	(110,000)	0.57
Balance at April 30, 2015	4,795,000	$0.35

At April 30, 2015, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
400,000	$ 0.53 (C$ 0.64)	May 10, 2015
2,680,000	$ 0.25 (C$ 0.305)	October 31, 2015
815,000	$ 0.95 (C$ 1.15)	August 23, 2016
900,000	$ 0.04 (C$ 0.05)	February 25, 2018
4,795,000

At April 30, 2015, 4,795,000 (January 31, 2015 – 4,005,000) stock options were exercisable.

Total stock-based compensation recognized during the three months ended April 30, 2015 was $6,835 (April 30, 2014 - $nil). Stock-based compensation has been recorded in director fees in the consolidated statements of operations, with corresponding additional paid-in capital recorded in stockholders’ equity.

As at April 30, 2015, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (April 30, 2014-$nil).

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 – SEGMENTED INFORMATION

At April 30, 2015 and January 31, 2015, the Company operated in two reportable segments. Identifiable assets, revenues and net loss in each geographic area are as follows:

	April 30,	January 31,
	2015	2015

Identifiable assets
Canada	$435,100	$622,392
Argentina	1,498,482	1,614,656
	$1,933,582	$2,237,048

	Three Months	Three Months
	Ended	Ended
	April 30,	April 30,
	2015	2014

Loss for the period
Canada	$180,043	$289,903
Argentina	91,206	336,157
	$271,249	$626,060

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		April 30, 2015		January 31, 2015
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$405,175	$405,175	$590,925	$590,925
Short-term investments	Level 1	$378,677	$378,677	$477,606	$477,606
Receivables	Level 2	$9,970	$9,970	$4,848	$4,848
Accounts payable	Level 2	$80,775	$80,775	$127,696	$127,696
Due to related parties	Level 2	$17,578	$17,578	$15,910	$15,910
Long term debt	Level 2	$26,752	$26,752	$28,546	$28,546

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at April 30, 2015 amd January 31, 2015. The amount payable will change based on the change in the value of the Argentine Peso as compared to the US dollar.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan receivable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or an international registered broker dealer. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At April 30, 2015 and January 31, 2015, the Company had approximately $364,000 and $527,000, respectively in U.S. cash, $9,000 and $30,000 in Canadian cash, approximately 25,000 and $25,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia, Argentinian Nuevo pesos (“ARSs”) of $114,000 and $182,000 in an international bank and $3,374,000 and $4,129,000 in a managed fund with an international registered broker dealer.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At April 30, 2015, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian
	Peso	CDN Dollar
Cash and cash equivalents	$113,864	$34,083
Short-term investments	3,374,009	-
Recievables	26,588	674
Accounts payable	(110,458)	(13,697)
Long term debt	(238,365)	-
Net exposure	$3,165,638	$21,060

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $37,275 in the net loss for the period ended April 30, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 13 – SUBSEQUENT EVENTS

a)

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with its President and CEO, providing for a temporary reduction in his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the President and CEO’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. If the Company experiences a change in control, the President and CEO would be reimbursed for up to six months’ worth of the temporary reduction.

b)

Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with a company controlled by the Company’s Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will temporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. If the Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.

c)	On May 10, 2015, 400,000 stock options expired with an exercise price of $0.53 ($CDN 0.64).